[redacted]

SECU… …N

06002929

ANN… AUDITED REPORT
FORM X-1 7A-5
PART III

OMB APPROVAL
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SEC FILE
8- 47687

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH, D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH GLOBAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 RIVER ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM E. SCHLOTH — 203-247-3687
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - if *individual, state last, first, middle name)*

200 HADDONFIELD BERLIN RD., STE 402	GIBBSBORO	NJ	08026
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 1 1 2006
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claimsfor exemptionftom the requirement that the annual report be covered by the opinion* of *an independent public accountant must be supported by a statement offacts and circumstances relied on as the basisfor the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM E. SCHLOTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH GLOBAL, LLC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature CTDL 046185242 4-1-09

FINOP

Title

Notary Public

My Commission Expires Nov. 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Members'
Greenwich Global, LLC
Wilton, Connecticut

We have audited the accompanying statement of financial condition of Greenwich Global, LLC as of December 31, 2005 and the related statement of operations, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Global, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 21, 2006

GREENWICH GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS	
Cash	$ 454,802
Commissions receivable	31,990
Security deposit	50,000
Prepaid Expense	15,319
Equipment net of accumulated depreciation	2,694
TOTAL ASSETS	$ 554,805

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 66,061
Commission payable	63,262
Due to Affiliates	145,481
Notes payable	17,896
Total liabilities	292,700
MEMBERS' CAPITAL	262,105
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 554,805

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions	$1,687,145
Investment income	4,452
Other income- net	38,319
TOTAL REVENUES	1,729,916
EXPENSES	
Commission expense	1,254,199
Clearing and related costs	156,168
Realized and unrealized losses	112,331
Office	30,047
Professional fees	65,653
Depreciation	2,418
Employee compensation	59,161
Regulatory Fees	30,604
Rent	3,174
Insurance	19,659
Travel	13,387
Utilities	13,099
Other	26,417
TOTAL EXPENSES	1,786,317
NET LOSS	$ (56,401)

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE - BEGINNING OF YEAR	$ 68,506
Net loss	(56,401)
Members' contributions	250,000
BALANCE - END OF YEAR	$ 262,105

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,401)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,418
Penalty assessment	15,000
Changes in assets and liabilities:	
Decrease in Commissions receivable	146,158
(Increase in) Security deposit - restricted cash	(15,000)
(Increase in) Prepaid expenses	(15,319)
(Decrease in) Accounts payable and commissions payable	(134,083)
Total adjustments	(826)
Net cash provided by operating activities	(57,227)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(1,590)
Increase in Due to Affiliates	149,863
Net cash used in investing activities	148,273
CASH FLOW FROM FINANCING ACTIVITIES	
Members' contributions	250,000
Proceeds from bank loan	10,000
Payment on bank loan	(774)
NET CASH PROVIDED BY FINANCING ACTIVITIES	259,226
NET INCREASE IN CASH	350,272
CASH - BEGINNING OF YEAR	104,530
CASH - END OF YEAR	$ 454,802
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Non cash penalty assessment	$ 15,000

The accompanying notes are an integral part of these financial statements.

GREENWICH GLOBAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greenwich Global, LLC ("Company") is a Limited Liability Company formed in the State of Delaware on March 2, 2001. Prior to that date it operated as a Limited Partnership. The company commenced operations December 16, 1994 as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD").

On January 31, 2005 The Company became a wholly owned subsidiary of Greenwich Global Financial Group, Inc. ("GGFG or the "Parent"). The owners exchanged their interest in The Company for an equal interest in GGFG. There were no changes made to the management, business and operations of the Company as a result of this transaction.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

INCOME TAXES

The Company was organized as a Limited Liability Company (L.L.C.). Under these provisions, the Company is taxed as a partnership for federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

NOTE 2- CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $50,000 of its cash per the clearing agreement with National Financial Services, Inc.

NOTE 3- REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company has regulatory net capital of $241,871 and a minimum regulatory net capital requirement of $19,513. The Company's rate of aggregate indebtedness to net capital was 1.21 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4- DUE FROM BROKER AND COMMISSIONS RECEIVABLE

Accounts receivable from the clearing organization represent the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2005 the balance owed by the clearing organization was $31,990.

NOTE 5- COMMISSIONS PAYABLE

The Company had commissions payable of $63,262 as of December 31, 2005. The Company paid $63,107 of these commissions owed to brokers in January 2006.

NOTE 6- DUE TO AFFILIATES

Two affiliated companies provide loans and services to the Company. As of December 31, 2005 the Company has an outstanding amount due to GGFG. of $67,446. The Company also owes an affiliate SFA, LLC $78,035 as of December 31, 2005. The total due to affiliates is $145,481 at December 31, 2005. There are no specific repayment terms or interest charged.

NOTE 7- NOTES PAYABLE

The Company borrowed $10,000 from JP Morgan Chase Bank on October 24, 2005. The terms of the loan are 24 months at 7.5% interest. At December 31, 2005 the balance due is $9,226.

The Company also has an installment payment plan with the National Association of Security Dealers. The terms of the loan are $15,000 for 24 months at 3%. The balance on December 31, 2005 was $8,670. The total loans outstanding at December 31, 2005 are $17,886.

NOTE 8- COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

LEASE

The Company previously rented its office space under a lease agreement, which expired on December 31, 2004. The Company moved on January 1, 2005 to a new location and subleases from a related party. The Company provides administrative support to the related party in exchange for rent. The related party periodically charges the Company rent when the administrative functions are not equivalent to estimated rent expense. Rent expense for the year ended December 31, 2005 was $3,174.

NOTE 8- COMMITMENTS (CONTINUED)

LEASE

The Company acquired computer and telephone equipment under operating leases that expire in December 2009. The following is a schedule by years of future minimum rental payments required under the operating leases that have initial or remaining no cancelable lease terms in excess of one year as of December 31, 2005:

For the Years Ending December 31,	
2006	$ 5,500
2007	5,500
2008	5,500
2009	3,277
Total minimum payments required	$ 19,777

SUPPLEMENTAL INFORMATION

GREENWICH GLOBAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital	
Total member's capital from statement of financial condition	$ 262,105
Less: Non-allowable assets	
Prepaid expense	15,319
Fixed assets, net	2,694
Total non-allowable assets	(18,013)
Tentative net capital	244,092
Less: Haircut valuations	2,221
NET CAPITAL	$ 241,871
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $292,700 pursuant to Rule 15c3-1	$ 19,513
Minimum dollar per capital requirements of reporting broker/dealer	$ 5,000
Minimum net capital requirements of reporting broker/dealer	$ 19,513
EXCESS NET CAPITAL	$ 222,358
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 66,061
Commission payable	$ 63,262
Due to Affilaites and loans	$ 163,377
Total aggregated indebtedness	$ 292,700
Percentage of aggregate indebtedness to net capital	121%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

To the Members
Greenwich Global, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenwich Global, LLC for the year ended December 31, 2005 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 21, 2006